Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

Our earnings were insufficient to cover fixed charges for the years ended December 31, 2016, 2015 and 2014. The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2013 and 2012, and our deficiency of earnings available to cover fixed charges for the years ended December 31, 2016, 2015 and 2014.

	Year Ended December 31,
	2016	2015	2014	2013	2012
Fixed charges
Contractual interest and financing expenses	$8,454	$—	$—	$—	$—
Amortization of debt issuance costs	5,691	—	—	—	—
Interest portion of rental expense	44	31	18	21	27
Total fixed charges	$14,189	$31	$18	$21	$27

(Loss) income from continuing operations before tax	$(650,234)	$(368,088)	$(17,134)	$309,284	$196,349
Fixed charges per above	14,189	31	18	21	27
	$(636,045)	$(368,057)	$(17,116)	$309,305	$196,376

Ratio of earnings to fixed charges				14,729	7,273
Deficiency of earnings available to cover fixed charges	$(636,045)	$(368,057)	$(17,116)